
February 1, 2023

Kersten Zupfer
Executive Vice President and Chief Financial Officer
Regis Corporation
3701 Wayzata Boulevard
Minneapolis, MN 55416

   Re: Regis Corporation
     Form 10-K for Fiscal Year Ended June 30, 2022
     Filed August 23, 2022
     File No. 001-12725

Dear Kersten Zupfer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services